Exhibit B

July 18, 2014

Cliffs drops more slate nominees in attempt to retain board control

By Henry Lazenby

Casablanca hit back in a statement, saying: “This is a desperate last-minute ploy by a self-interested board that will stop at nothing to keep its seats, maintain the status quo and prevent real change in our view.”

Casablanca launched a proxy battle in January, with the aim of replacing the incumbent board with six of its own nominees, and accused the current board of shareholder value destruction.

July 18, 2014

Cliffs cuts number of board nominees

Casablanca owns about 5.2 percent of Cliffs' stock, and it has pushed the company to cut costs and spin off some of its international assets. It has nominated six candidates for Cliffs' 11-member board.

Cliffs previously said it would let Casablanca choose three new directors for the board, but the offer was rejected.

Casablanca was equally unimpressed with Cliffs' efforts to cut its slate of board nominees. The firm called it "a desperate last-minute ploy" and accused Cliffs of trying to prevent real change. Casablanca said that it believes shareholders should still vote for its nominees.

July 17, 2014

Cliffs Natural Resources: Board Battle Just Got Interesting

By Ben Levisohn

Last night, Casablanca Capital said that two leading proxy advisory firms–ISS and Glass Lewis–recommended that shareholders vote for its board nominees.

July 17, 2014

Cliffs Natural Resources Breaks Activist's Way After ISS, Glass Lewis Support

By Antoine Gara

Those recommendations come ahead of Cliffs' July 29 annual shareholder meeting and are Casablanca's first major break since proposing dramatic change at the struggling iron ore miner in early 2014.

Casablanca asked for six seats on a nine-member board at Cliffs with one nominee, Laurenco Goncalves, acting as the company's senior-most executive officer. The firm also promised to withdraw Cliffs from what it sees as a failed international expansion, helping the company re-focus on its profitable U.S. operations.

Donald Drapkin, chairman of Casablanca, added that "we are extremely pleased that both ISS and Glass Lewis have issued strong recommendations in support of our campaign for change at the Board."

On July 1, Casablanca nominated James Sawyer, a longtime CFO at chemicals producer Praxair (PX), to replace Merrin on its six-director slate.

July 17, 2014

Two proxy advisory firms give thumbs up for activist’s slate

By Henry Lazenby

Institutional Shareholder Services (ISS) and Glass Lewis & Co issued strong recommendations in support of Casablanca’s campaign, saying the dissident had made a compelling case for change to the board.

“Ultimately, Cliffs will need a sober, expansive evaluation of its strategic alternatives, and the dissident has demonstrated the board would benefit from a greater shareholder perspective as it does so,” Casablanca cited ISS wrote in its findings.

According to Casblanca, Glass Lewis recommended shareholders vote against the incumbent long-tenured directors to send a strong message that they should be held accountable for overpaying for several acquisitions at the expense of shareholders.

Casablanca, which owns 5.2% of Cliffs, in January launched the proxy contest, advocating for the company to install its own CEO and directors, and suggested the spin-out of certain of Cliffs’ international operations.

The New York-based fund manager highlighted what it termed “Cliffs’ failed expansion strategy” and the resultant loss of more than 80% of the company’s market value, which it alleged was being overseen by a majority of the current 11-member board.

Casablanca also outlined its proposal for a new strategy focused on Cliffs’ core US assets, which it believed would restore value for shareholders, and reiterated its support for 30-year metals and mining veteran Lourenco Goncalves as its chosen leader to assume the position of Cliffs CEO.

The activist is advocating Cliffs spin off its Bloom Lake iron-ore project, in Quebec, together with its Asia Pacific assets, to create ‘Cliffs International’.

In a May proxy filing, Casablanca revealed details of nearly two months of negotiations between the two parties that would also have given it three seats on a reduced nine-person board; however, Casablanca’s insistence on Goncalves as executive chairperson, with Cliffs' CEO reporting directly to him, proved to be the deal breaker.

July 17, 2014

Two proxy firms give boost to activist slate at miner Cliffs

By Supriya Kurane and Nicole Mordant

Casablanca Capital LP said two independent proxy advisory firms have recommended shareholders of Cliffs Natural Resources Inc vote in favor of the hedge fund's bid to replace some of the members of the miner's board of directors.

Institutional Shareholder Services (ISS) and Glass Lewis & Co have issued strong recommendations in support of Casablanca's campaign for board changes, the New York-based hedge fund said in a statement late on Wednesday.

Cliffs, a Cleveland-based iron ore and metallurgical coal producer, is locked in a proxy battle with Casablanca, which owns 5.2 percent of Cliffs' stock and accuses the company of destroying shareholder value.

Casablanca wants to replace Cliffs' chief executive officer with its own nominee and six of the 11 board members, a majority, with its candidates.